FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

SADIA S.A.

CNPJ/MF 20.730.099/0001-94

A Publicly-held Company

Sadia S.A. (“Sadia”), in compliance with the provisions of the official letter Ofício/CVM/SEP/GEA-2/nº 290/08 (“Official Letter”), requesting a statement on the piece of news published by the newspaper “Valor Econômico”, on page D-2, column “De olho na Bolsa” (“Looking at the Stock Exchange”), on November 26, 2008, in which, among other news, it is stated that “the company would be negotiating its assets with Nestlé”, publicly denies the published information.

Sadia will keep the market informed whenever the facts justify any Material Fact or Market Announcement.

São Paulo, November 27, 2008

SADIA S.A.

Welson Teixeira Junior

Investor Relations Director